UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Max Sound Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

57776X109
(CUSIP Number)

Brian Robert Nord ICG USA, LLC 425 North Martingale Road Schaumburg, IL 60173 847-278-0333
(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications)

Copies to:
Kevin C. Timken
Kruse Landa Maycock & Ricks, LLC
136 East South Temple, Suite 2100
Salt Lake City, UT 84111
(801) 531-7090

December 18, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 57776X109
1	Names of Reporting Persons. ICG USA, LLC I.R.S. IDENTIFICATION Nos. of above persons (entities only) 43-3069613
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6	Citizenship or Place of Organization DE, USA
	7	Sole Voting Power 6,508,596
Number of Shares Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person With	9	Sole Dispositive Power 6,508,596
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,508,596
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) 1.59%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 57776X109
1	Names of Reporting Persons. Venture Champion Asia, Ltd. I.R.S. IDENTIFICATION Nos. of above persons (entities only) n/a
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6	Citizenship or Place of Organization British Virgin Islands
	7	Sole Voting Power 20,468,524
Number of Shares Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person With	9	Sole Dispositive Power 20,468,524
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,468,524
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) 4.99%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 57776X109
1	Names of Reporting Persons. Brian Robert Nord I.R.S. IDENTIFICATION Nos. of above persons (entities only) n/a
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6	Citizenship or Place of Organization USA
	7	Sole Voting Power 0
Number of Shares Beneficially Owned by	8	Shared Voting Power 20,468,524
Each Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,468,524
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,468,524
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) 4.99%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 57776X109
1	Names of Reporting Persons. Carrie Dawn Nord I.R.S. IDENTIFICATION Nos. of above persons (entities only) n/a
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6	Citizenship or Place of Organization USA
	7	Sole Voting Power 25,815
Number of Shares Beneficially Owned by	8	Shared Voting Power 0
Each Reporting Person With	9	Sole Dispositive Power 25,815
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,815
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) <0.01%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 57776X109
1	Names of Reporting Persons. Larry Russell Jr. I.R.S. IDENTIFICATION Nos. of above persons (entities only) n/a
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)¨
6	Citizenship or Place of Organization USA
	7	Sole Voting Power 0
Number of Shares Beneficially Owned by	8	Shared Voting Power 20,468,524
Each Reporting Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 20,468,524
11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,468,524
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ¨
13	Percent of Class Represented by Amount in Row (11) 4.99%
14	Type of Reporting Person (See Instructions) IN

Explanatory note: This amendment is being filed to replace an amendment filed on January 14, 2016, with exactly the same content, that was erroneously filed as Schedule 13G/A instead of 13D/A.

This Amendment No. 2 (this “Amendment 2”) amends the statement on Schedule 13D filed on October 10, 2013 (the “Schedule 13D”) and the Amendment No. 1 filed on June 9, 2014, with respect to the common stock of Max Sound Corporation (the “Issuer”), par value $0.0001 (the “Common Stock”), including shares of the Common Stock issuable upon the exercise of warrants and the conversion of certain convertible promissory notes.  As of the filing of this Amendment 2, none of the reporting persons is the beneficial owner of more than 4.99% of the issuer’s common stock and none of the reporting persons is any longer subject to the reporting requirements of Section 13 of the Act in connection with their ownership interest in the Issuer.

Item 2. Identity and Background

Item 2(e) is hereby amended and restated as follows:

ICG USA, LLC, Venture Champion Asia, Ltd., and Carrie Dawn Nord have not, in the last five years, been a party to any civil proceeding requiring disclosure under this item.

On January 29, 2015, in the matter of International Capital Group, LLC, Brian R. Nord, Larry Russell, Jr., and Todd Bergeron (SEC File No. 3-16366), Brian R. Noord, and Larry Russell, Jr., without admitting or denying the factual allegations against them, consented to the entry of an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933, Sections 15(b) and 21C of the Securities Exchange Act of 1934, and Section 9(b) of the Investment Company Act, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order (the “Order”).

The matter involved alleged violations of the broker-dealer and securities registration provisions by Brian Nord, and Larry Russell Jr., in connection with International Capital Group, LLC’s purchase and sale of securities of over 64 microcap companies and other issuers, and violations of Section 5 of the Securities Act of 1933 by International Capital Group, LLC.

Under the terms of the Order, Nord and Russell were ordered to cease and desist from committing or causing any violations and any future violations of Section 15(a) of the Exchange Act and Sections 5(a) and 5(c) of the Securities Act; International Capital Group, LLC, Nord, and Russell, jointly and severally, were required to pay disgorgement of $1,466,595 and prejudgment interest of $203,459; Nord was required to pay a civil penalty of $300,000; and Russell was required to pay a civil penalty of $250,000.

Additionally, Nord and Russell were barred from association with any broker, dealer, investment advisor, municipal securities dealer, municipal advisor, transfer agent, or nationally recognized statistical rating organization; prohibited from serving or acting as an employee, officer, director, member of an advisory board, investment adviser or depositor of, or principal underwriter for, a registered investment company or affiliated person of such investment adviser, depositor, or principal underwriter; and barred from participating in any offering of a penny stock, including: acting as a promoter, finder, consultant, agent or other person who engaged in activities with a broker, dealer or issuer for purposes of the issuance or trading in any penny stock, or inducing or attempting to induce the purchase or sale of any penny stock.  Nord and Russell have the right to apply for reentry after five years from the date of the Order.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

ICG USA, LLC, holds the sole voting and dispositive power over 6,508,596 shares of the Issuer’s common stock, which represents approximately 1.59% of the Issuer’s issued and outstanding shares, based upon the 410,190,872 shares of common stock communicated as issued and outstanding as of December 29, 2015, by the Issuer’s transfer agent directly to ICG USA, LLC.  These shares include 4,504,320 shares of common stock, 250,000 shares of common stock issuable on the exercise of warrants, and 1,754,276 shares issuable on the conversion of a convertible promissory note.  On May 22, 2014, ICG USA, LLC, acquired a convertible promissory note in the amount of $15,000 directly from the Issuer for a purchase price of $15,000.  Under the terms of that convertible promissory note, the conversion price is the lower of $0.07 per share or 75% of the market price.  On January 5, 2016, the promissory note was amended to include a provision that bars the holder from converting any portion of that promissory note if it will result in the holder and the affiliates of the holder owning more than 4.99 percent of the Issuer’s common stock.

Venture Champion Asia, Ltd., holds the sole voting and dispositive power over 20,468,524 shares of the Issuer’s common stock, which represents approximately 4.99% of the Issuer’s issued and outstanding shares, based upon the 410,190,872 shares of common stock communicated as issued and outstanding as of December 29, 2015, by the Issuer’s transfer agent directly to Venture Champion Asia, Ltd.  On May 14, 2014, Venture Champion Asia, Ltd., acquired a convertible promissory note in the amount of $200,000 directly from the Issuer for a purchase price of $200,000.  On May 21, 2014, Venture Champion Asia, Ltd., acquired a convertible promissory note in the amount of $550,000 directly from the Issuer for a purchase price of $550,000.  Under the terms of those convertible promissory notes, the conversion price is the lower of $0.07 per share or 75% of the market price.  On January 5, 2016, each of those promissory notes was amended to include a provision that bars the holder from converting any portion of that promissory note if it will result in the holder and the affiliates of the holder owning more than 4.99 percent of the Issuer’s common stock.  Between October 27, 2015, and December 18, 2015, Venture Champion Asia, Ltd., sold 2,792,694 shares into the market at prices ranging from $0.0285 to $0.03 per share and gave 2,200,000 shares an employee as compensation.  Upon request, Venture Champion Asia, Ltd., will provide the staff of the United States Securities and Exchange Commission with full information regarding the number of shares sold at each separate price.

Brian Robert Nord no longer owns any shares of the Issuer’s common stock.  Between March 17, 2015, and May 16, 2015, Mr. Nord sold 775,098 shares of the issuer’s common stock into the market at prices ranging from $0.0535 to $0.061 per share.  Upon request, Mr. Nord will provide the staff of the United States Securities and Exchange Commission with full information regarding the number of shares sold at each separate price.

Carrie Dawn Nord holds the sole voting and dispositive power over 25,815 shares of the Issuer’s common stock, which represents less than 0.01% of the Issuer’s issued and outstanding shares, based upon the 410,190,872 shares of common stock communicated as issued and outstanding as of December 29, 2015, by the Issuer’s transfer agent directly to Ms. Nord.  Between April 9, 2015, and October 27, 2015, Ms. Nord sold 84,585 shares of the issuer’s common stock into the market at prices ranging from $0.0311 to $0.043 per share.  Upon request, Ms. Nord will provide the staff of the United States Securities and Exchange Commission with full information regarding the number of shares sold at each separate price..

Larry Russell Jr. no longer owns any shares of the Issuer’s common stock.  On April 27, 2015, Mr. Russell sold 70,000 shares of the issuer’s common stock into the open market for $0.092 per share.

The transactions reported above represent the only transactions occurring within the past 60 days for any of the reporting persons.  As a result of the amendments to the convertible promissory notes on January 5, 2016, none of the reporting persons is any longer the beneficial owner of more than 4.99% of the Issuer’s issued and outstanding shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ICG USA, LLC

January 13, 2016	/s/ Brian Robert Nord
Date	Brian Robert Nord, Chairman and CEO

VENTURE CHAMPION ASIA, LTD.

January 13, 2016	/s/ Brian Robert Nord
Date	Brian Robert Nord, for International
Capital Group Global, Ltd.

January 13, 2016	/s/ Brain Robert Nord
Date	Brian Robert Nord, an individual

January 13, 2016	/s/ Carrie Dawn Nord
Date	Carrie Dawn Nord, an individual

January 13, 2016	/s/ Larry Russell Jr.
Date	Larry Russell Jr., an individual